SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No. 9)

                 LASER-PACIFIC MEDIA CORPORATION
------------------------------------------------------------------
                                (Name of Issuer)

                Common Stock, $.001 par value
-----------------------------------------------------------------
                         (Title of Class of Securities)

                          517923
                                 (CUSIP Number)

                                             Bruce Galloway, Chairman
                 Digital Creative Development Corporation
                              67 Irving Place North
                            New York, New York 10003
                        (212) 387-7700
------------------------------------------------------------------
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                         June 20, 2001
 --------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1)(f) or 13d-1(g), check the following box / /.

Check the following box if a fee is being paid with this statement
/ /.
--

              (Continued on following page(s))

                     Page 1 of 13  Pages
              Exhibit Index Appears on Page 5

1  NAME OF REPORTING PERSON

                 Digital Creative Development Corporation
------------------------------------------------------------------

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           13-4102909
-----------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) /x/
                                                          --

                                                      (b) / /
                                                          --


3  SEC USE ONLY


4  SOURCE OF FUNDS


5  CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS             / /
                                                          --
   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               N.A.


6  CITIZENSHIP OR PLACE OF ORGANIZATION           U.S.A.


   NUMBER      7  SOLE VOTING POWER                -0-     shares
     OF
               -------------------------------------------------
   SHARES
BENEFICIALLY   8  SHARED VOTING POWER              -0-     shares
   OWNED
               -------------------------------------------------
     BY
    EACH       9  SOLE DISPOSITIVE POWER           -0-     shares
 REPORTING
               -------------------------------------------------
  PERSON
   WITH*       10 SHARED DISPOSITIVE POWER         -0-     shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON                                             -0-     shares


12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     / /
                                                          --
   CERTAIN SHARES


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     0%



14 TYPE OF REPORTING PERSON          CO

1  NAME OF REPORTING PERSON

Bruce Galloway (for and on behalf of accounts over which he has
---------------------------------------------------------------
control)
-----------------

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) /x/
                                                          --

                                                      (b) / /
                                                          --


3  SEC USE ONLY


4  SOURCE OF FUNDS


5  CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS             / /
                                                          --
   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              N.A.


6  CITIZENSHIP OR PLACE OF ORGANIZATION           U.S.A.


   NUMBER      7  SOLE VOTING POWER              176,500     shares
     OF
               -------------------------------------------------
   SHARES
BENEFICIALLY   8  SHARED VOTING POWER                -0-     shares
   OWNED
               -------------------------------------------------
     BY
    EACH       9  SOLE DISPOSITIVE POWER         176,500     shares
 REPORTING
               -------------------------------------------------
  PERSON
   WITH*       10 SHARED DISPOSITIVE POWER         -0-     shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON                                      178,600     shares


12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     / /
                                                          --
   CERTAIN SHARES


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     2.3%
                                                        (rounded)


14 TYPE OF REPORTING PERSON          IN

Item 1.  Security and Issuer.
------   -------------------

       This Amendment No. 9 to Statement on Schedule 13D (the "Amendment") relates to shares of Common Stock, $.001 par value per share (the "Common Stock"), of Laser-Pacific Media Corporation, a Delaware corporation (the "Issuer"), which has its principal executive offices located at 809 North Cahuenga Boulevard, Hollywood, California 90038. The reporting date (the "Reporting Date") with respect to the transactions covered hereby is June 20, 2001. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned thereto in the initial Statement on
Schedule 13D dated October 11, 2000, as subsequently amended (the "Statement").

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

       Item 5 of the Statement is hereby amended by deleting in its entirety solely the contents relating to the securities held by Digital Creative Development Corporation ("Digital") and Bruce Galloway ("Galloway") and substituting the following in lieu thereof to reflect transactions by the Reporting Persons through and including the Reporting Date.

A.  Digital.
-   -------

         (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Digital is incorporated by reference.

         (c) Pursuant to a Stock Purchase Agreement between Digital and the Issuer, dated June 13, 2001, Digital sold to the Issuer all 825,200 shares beneficially owned by Digital for an aggregate purchase price of $2,063,000.00.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

         (e) June 20, 2001.

B.  Galloway.
-   --------

         (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Galloway is incorporated by reference.

         (c) No trading for the purchase or sale of Common Stock have occurred in the last sixty (60) days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

         (e) Not applicable.


Item 7.  Material to be filed as Exhibits.                      Page
------   --------------------------------                       ----

Exhibit A: Stock Purchase Agreement between
the Issuer and Digital.....................                        7

                                   SIGNATURES


       After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                     Digital Creative Development Corporation

Date: June 27, 2001
                                     By:  /s/Bruce Galloway
                                        ----------------------------------
                                        Name:  Bruce Galloway
                                        Title: Chairman


                                        /s/Bruce Galloway
                                        Bruce Galloway

                                                Exhibit A

                                             STOCK PURCHASE AGREEMENT


         THIS STOCK PURCHASE AGREEMENT (this "Agreement") is dated as of June ____, 2001, by and between Laser-Pacific Media Corporation, a Delaware corporation, with its principal place of business at 809 North Cahuenga Boulevard, Hollywood, CA 90038 ("Purchaser"), and Digital Creative Development Corporation, a Utah corporation, with its principal place of business at 67 Irving Place North, New York, New York 10003 ("Seller").

                                                 R E C I T A L S

         WHEREAS, Seller holds 825,200 shares of common stock, par value $0.0001 per share, of Purchaser (the "Securities"); and

         WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, the Securities for the consideration set forth herein.


                                                A G R E E M E N T S
                                                - - - - - - - - - -

         NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements, and upon the terms and subject to the conditions, hereinafter set forth, the parties hereby agree as follows:

                                                     ARTICLE I

                                            TERMS OF PURCHASE AND SALE

         1.01 Sales of the Securities. At the Closing (as defined in Section
1.03 hereof), subject to the terms and conditions set forth herein, Seller shall sell to Purchaser, and Purchaser shall purchase from Seller, the Securities, together with all attendant rights and obligations set forth in any agreement pertaining to the Securities.

         1.02 Purchase Price. Subject to the terms and conditions of this Agreement, in full payment of the purchase price for the Securities, Purchaser shall pay to Seller an amount equal to Two Million Sixty-Three Thousand Dollars ($2,063,000.00) (the "Purchase Price").

         1.03     Closing.
                  -------

                  (a) The closing of the transactions contemplated hereby (the "Closing") shall take place at the offices of Gibson, Dunn &

Crutcher LLP, 333 South Grand Avenue, Los Angeles, California, commencing at 9:00 a.m. on June 19, 2001 or at such other time and/or place and/or such other date as the parties may mutually agree (the "Closing Date").

                  (b) At the Closing, subject to the terms and conditions set forth herein, Purchaser shall pay and deliver to Seller the Purchase Price. The Purchase Price shall be payable to Seller at the Closing by wire transfer in immediately available funds to a bank account designated by Seller in writing.

                  (c) At the closing, subject to the terms and conditions set forth herein and following receipt by Seller of the Purchase Price, Seller shall deliver or cause to be delivered to Purchaser all stock certificates representing the Securities, duly endorsed, where appropriate, in blank for transfer or accompanied by duly executed stock powers assigning the Securities in blank.

                                                    ARTICLE II

                                     REPRESENTATIONS AND WARRANTIES OF SELLER

         Seller represents and warrants to Purchaser as follows:

         2.01     Title to Securities; Validity and Enforceability; Due
                  -----------------------------------------------------
Authorization.
-------------

                  (a) Seller owns and has good and marketable title to, and sole record and legal ownership of, the Securities, free and clear of any and all liens, security interests, pledges, mortgages, charges, limitations, claims, restrictions, rights of first refusal, rights of first offer, rights of first negotiation or other encumbrances of any kind or nature whatsoever (collectively, "Encumbrances").

                  (b) Upon consummation of the Closing, without exception, Purchaser will acquire from Seller legal and beneficial ownership of, good and marketable title to, and all rights to vote, the Securities to be sold to Purchaser by Seller, free and clear of all Encumbrances.

                  (c) Seller has all requisite corporate power and authority to enter into this Agreement and to consummate the transaction contemplated hereby. The execution and delivery of this Agreement by the Company, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by the Board of Directors of Seller and no other corporate proceedings are necessary to authorize the execution and delivery by Seller of this Agreement or the consummation by Seller of the transactions contemplated hereby.

                  (d) This Agreement, upon execution and delivery by Seller, will constitute a legal, valid and binding agreement of Seller, enforceable in accordance with the terms hereof, subject to general principles of equity and except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws.

         2.02     No Other Representations or Warranties.
                  --------------------------------------

                  Except as set forth in Section 2.01 hereof, Seller makes no other representations or warranties to Purchaser with respect to the Securities.

                                                    ARTICLE III

                                             COVENANTS OF THE PARTIES

         3.01 Cooperation; Further Assurances. From the date hereof and prior to the Closing, Seller and Purchaser will use all reasonable efforts, and will cooperate with each other, to secure all necessary consents, approvals, authorizations, exemptions and waivers from third parties as shall be required in order to comply with applicable state securities laws and to effectuate the transactions contemplated hereby, and will otherwise use all reasonable efforts to cause the consummation of such transactions in accordance with terms and conditions hereof. At any time or from time to time after the Closing, at the request of Seller or Purchaser, the parties shall execute and deliver any further instruments or documents and take all such further action as may be reasonably necessary in order to evidence or otherwise facilitate the consummation of the transactions contemplated hereby.

         3.02 Taxes and Fees. Seller shall be responsible for, and hereby agrees to pay, all sales and similar taxes or transfer fees which may be due to any jurisdiction or governmental entity as a result of the sale and transfer of the Securities pursuant to this Agreement.

                                                    ARTICLE IV

                                               CONDITIONS TO CLOSING

         4.01 Conditions to Obligations of Seller. Seller's obligation to sell the Securities to Purchaser shall be subject to the satisfaction or waiver of the following conditions on or prior to the Closing Date:

                  (a) Compliance with this Agreement. Purchaser shall have performed and complied with all agreements and conditions contained herein that are required to be performance or complied with on or prior to the Closing Date.

                  (b)      Payment or Purchase Price.  Purchaser shall have
                           -------------------------
delivered to Seller the Purchase Price in accordance with Article
I hereof.

         4.02 Conditions to Obligation of Purchaser. The obligation of Purchaser to purchase the Securities from Seller shall be subject to the satisfaction or waiver of the following conditions on or prior to the Closing Date:

                  (a) Compliance with this Agreement. Seller shall have performed and complied with all agreements, covenants and conditions contained herein that are required to be performed or complied with on or prior to the Closing Date.

                  (b) Consents; Permits. Seller shall have received all consents, permits, approvals and other authorizations that may be required from, and made all such filings and declarations that may be required with, any person pursuant to any state securities laws, in connection with the transactions contemplated by this Agreement.

                                                     ARTICLE V

                                           TERMINATION PRIOR TO CLOSING

         5.01     Termination.  This Agreement may be terminated at any
                  -----------
time prior to the Closing:

                  (a) By the mutual written consent of Seller and Purchaser; or

                  (b) By either Seller or Purchaser by written notice, without liability to the terminating party on account of such termination (provided the terminating party is not otherwise in default or in breach of this Agreement), if there shall have been a breach by the other party of any of its representations, warranties, covenants or agreements contained herein, which breach results in a failure to satisfy a condition to the terminating party's obligation to consummate the transactions provided herein.

         5.02 Effect on Obligations. Termination of this Agreement pursuant to this Article VI shall terminate all obligations of the parties hereunder, except for their obligations under Section 7.01; provided, however, that termination pursuant to clause (b) of Section 5.01 shall not relieve the defaulting or breaching party from any liability to the other party hereto.

                                                    ARTICLE VI

                                                  EXCLUSIVITY

         6.01 Supplier. In consideration of the purchase of the Securities by Purchaser pursuant to Section 1.01 hereof and as a material inducement to Purchaser to enter into this Agreement, Seller hereby agrees that, for a period of two (2) years after the Closing Date, (a) Purchaser shall be a supplier of transfer and restoration services for TuneIn Movies.com, Inc., a California Corporation (d/b/a TuneIn Network) and a wholly-owned subsidiary of Seller (the "Subsidiary"), at favorably competitive prices based on providing similar post-production services as provided by Purchaser to its other customers and (b) Such services by Seller shall cover a minimum of 1,000 hours of finished material (video tapes, DVDs, etc.) based on an agreed upon schedule, provided, that in the event the parties are unable to agree as to a favorably competitive price with respect to any transfer and restoration services offered by Purchaser, Seller may obtain similar services from any provider other than Purchaser so long as the price for such services is less than the price offered by Purchaser, and provided further, that should market conditions, strategy or type of materials needed by Seller change, Seller shall have the right to modify the scope of services rendered to it by Purchaser.

                                                    ARTICLE VII

                                                    MISCELLANEOUS

         7.01 Expenses. Except as otherwise provided herein, Purchaser shall pay all costs and expenses incurred by or on behalf of Purchaser and Seller shall pay all costs and expenses incurred by or on behalf of Seller in connection with the negotiation of this Agreement and the performance of the transactions contemplated hereby, including, without limiting the generality of the foregoing, fees and expenses of its and their financial consultants, accountants and legal counsel.

         7.02 Notices. Any notice, request, instruction or other document to be given hereunder by any party hereto to any other party shall be in writing and shall be given (and will be deemed to have been duly given upon receipt) by delivery in person, by electronic facsimile transmission, cable, telegram, telex or other standard forms of written telecommunications, by overnight courier or by registered mail, postage prepaid, at such address as set forth on the first page of this agreement hereto or at such other address for a party as shall be specified by written notice.

         7.03     Governing Law.  This Agreement shall be governed by and
                  -------------
construed in accordance with the laws of the State of California.

         7.04 Entire Agreement. This Agreement constitutes the sole and entire agreement of the parties with respect to the subject matter hereof and supersedes any and all prior or contemporaneous agreements, discussions, representations, warranties or other communications.

         7.05 Counterparts. This Agreement may be executed by fax and in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         7.06 Amendments. This Agreement may not be amended or modified without the written consent of Seller and Purchaser, nor shall any waiver be effective against any party unless in writing executed on behalf of such party.

         7.07 Severability. If any provision of this Agreement shall be declared void or unenforceable by any judicial or administrative authority, the validity of any other provisions and of the entire Agreement shall not be affected thereby.

         7.08 Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting any term or provision of this Agreement.

         7.09 Successors and Assigns. This Agreement may not be assigned by any party hereto without the prior written consent of the other party hereto. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors, executors, beneficiaries and permitted assigns of the parties hereto.

         IN WITNESS WHERETO, Seller and Purchaser have caused this Stock Purchase Agreement to be executed and delivered by the undersigned as of the day and year first above written.


                                      SELLER

                                      DIGITAL CREATIVE DEVELOPMENT
                                      CORPORATION

                                      By:  /s/Bruce Galloway
                                           Name:  Bruce Galloway
                                           Title:  Chairman

                                      PURCHASER

                                      LASER-PACIFIC MEDIA CORPORATION

                                      By:  /s/James Parks
                                           Name:  James Parks
                                           Title:  Chairman

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